Execution Version

CDN. $1,000,000,000 (OR EQUIVALENT)

EXTENDIBLE REVOLVING - TERM CREDIT FACILITY

FIRST AMENDING AGREEMENT

AMONG

HARVEST OPERATIONS CORP.
(as Borrower)

AND

THE FINANCIAL AND OTHER INSTITUTIONS NAMED HEREIN
FROM TIME TO TIME IN THEIR
CAPACITIES AS LENDERS
(as Lenders)

AND

CANADIAN IMPERIAL BANK OF COMMERCE
(as Agent)

Dated as of July 15, 2015

CANADIAN IMPERIAL BANK OF COMMERCE
(as Sole Lead Arranger and Sole Bookrunner)

FIRST AMENDING AGREEMENT

            THIS FIRST AMENDING AGREEMENT is made effective as of July 15, 2015.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREINAFTER BECOME LENDERS
UNDER THIS AGREEMENT
as Lenders

            WHEREAS the Borrower, the Agent and the Existing Lenders are parties to the Credit Agreement; and

            WHEREAS the parties hereto have agreed to increase the Aggregate Commitment Amount from $940,000,000 to $1,000,000,000 pursuant to Section 2.10 of the Credit Agreement.

            NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

	(a)	In this Agreement including the recitals hereto and the Confirmation of Guarantees attached hereto, unless something in the subject matter or the context is inconsistent therewith:

		(i)	"Agreement" means this first amending agreement;

		(ii)	"Credit Agreement" means the second amended and restated credit agreement made as of April 22, 2015, among the Borrower, the Lenders and the Agent, as amended prior to the date hereof;

		(iii)	"Effective Date" means the date hereof;

(iv)	"Existing Lenders" means the Lenders excluding the New Lender; and

(v)	"New Lender" means Citibank, N.A., Canadian branch.

(b)	All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c)	This Agreement is a "Document" for the purposes of the Credit Agreement.

1.2        Headings

            The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3        References

            Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Agreement.

ARTICLE 2
AMENDMENTS

2.1	New Commitment

	(a)	Schedule B of the Credit Agreement is deleted and replaced with the new Schedule B attached hereto as Exhibit "A".

	(b)	The Aggregate Commitment Amount is increased to $1,000,000,000.

(c)

Concurrent with the addition of a new Individual Commitment Amount from the New Lender, the New Lender shall purchase from each Existing Lender such portion of the Obligations owing to such Existing Lender as is requested by the Agent (in accordance with its customary practices) to ensure that the Obligations owing to each Lender will be equal to such Lender's Rateable Portion (as determined after giving effect to the revised Individual Commitment Amounts set forth in Exhibit "A" attached hereto); provided that any such purchase of Obligations which is outstanding by way of Bankers' Acceptances or LIBOR Based Loans shall only occur on the Maturity Date(s) thereof.

2.2	New Lender

The Borrower, the Agent and the Existing Lenders hereby agree that from and after the date hereof the New Lender is a Lender; and the New Lender hereby:

(a)

agrees to assume the rights, remedies and obligations of a Lender under the Credit Agreement and other Documents and agrees that its Individual Commitment Amount on the Effective Date shall be in the amount set forth opposite its name in Schedule B to the Credit Agreement (as amended hereby);

(b)

confirms that it has received a copy of the Credit Agreement and (to the extent requested by it) the other Documents together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to assume the obligations of a Lender under and become a party to the Credit Agreement and the other Documents;

(c)

agrees that it will, independently and without reliance on the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement and the other Documents; and

(d)

appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretions under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers and discretions as are reasonably incidental thereto.

ARTICLE 3
CONDITIONS

3.1	Conditions Precedent

This Agreement shall become effective on the Effective Date, provided that the following conditions have been met on or prior to such date (unless waived in writing by all Lenders):

	(a)	the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto);

(b)

the representations and warranties in Article 4 of this Agreement and Article 13 of the Credit Agreement (other than in Section 13.1(j) of the Credit Agreement which will not be restated and that made in Section 13.1(n) of the Credit Agreement and Clause 3.13 of the KNOC Guarantee which will be restated as of the date referred to therein or first given) shall be true, complete and correct on and with effect from the Effective Date;

	(c)	the receipt by the New Lender of the commitment fee referred to in Section 3.2;

	(d)	the receipt by the Agent of legal opinions of Borrower's Counsel and Lenders' Counsel in respect of the Borrower and in a form reasonably satisfactory to the Agent; and

	(e)	the receipt by the Agent of the following in respect of the Borrower in a form reasonably satisfactory to the Agent:

(i)

a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Administrative Body of the jurisdiction of organization of the Borrower, to the extent such certificate is issued by an Administrative Body in such jurisdiction;

(ii)	a certificate of incumbency with specimen signatures of the individuals executing this Agreement;

(iii)

a certificate from an officer of the Borrower attaching certified copies of (A) any amendments to its constating documents since April 22, 2015 and (B) resolutions of its governing body authorizing the execution and delivery of this Agreement or the Confirmation of Guarantees attached hereto, as applicable; and

(iv)	a certificate from an officer of the Borrower confirming the accuracy of representations and warranties set forth in Sections 4.1(f), 4.1(g) and 4.1(h) of this Agreement.

3.2        Commitment Fee

            On the Effective Date, the Borrower shall pay to the New Lender a commitment fee in respect of the New Lender's Individual Commitment Amount in such amount as has been separately agreed in writing between the Borrower and the New Lender.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1        Representations and Warranties

            The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a)	Status. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b)	Authority. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c)

Valid Authorization. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d)

Validity and Enforceability. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e)

No Violation, Breach, Conflict etc. The execution and delivery of this Agreement, and its terms (including the borrowing of the entire Aggregate Commitment Amount), does not conflict with or contravene or constitute a default or create any encumbrance under:

	(i)	the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower;

	(ii)	any applicable Laws; or

	(iii)	any material agreements to which any Harvest Party is a party including, without limitation, any agreements governing any of the Notes;

(f)	No Default. No Default or Event of Default has occurred or is continuing;

(g)

Bringdown of Representations. The representations and warranties in Article 13 of the Credit Agreement (other than in Section 13.1(j) of the Credit Agreement which will not be restated and that made in Section 13.1(n) of the Credit Agreement and Clause 3.13 of the KNOC Guarantee which will be restated as of the date referred to therein or first given) are true, complete and correct on and with effect from the Effective Date; and

(h)

Required Consents Obtained. Any consents, approvals or authorizations which are required to be obtained by the Borrower or any Material Subsidiary in order to ensure that the increase in the Aggregate Commitment Amount effected by this Agreement is permitted by any applicable Laws or agreements have been obtained and remain in full force and effect and the Agent has been provided with copies of same.

            The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement, as amended by this Agreement, has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1        Ratification

            Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2        Whole Agreement

            The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3        Further Assurances

            Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4        Governing Law

            The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5        Time of the Essence

            Time shall be of the essence of this Agreement.

5.6        Counterpart Execution

            This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile, PDF email or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP.,
as Borrower

Per: _______________________________________
Name:
Title:

Per: _______________________________________
Name:
Title:

[Signature Page to First Amending Agreement - Harvest Operations Corp.]

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent

Per: _______________________________________
Name:
Title:

Per: _______________________________________
Name:
Title:

[Signature Page to First Amending Agreement - Harvest Operations Corp.]

CANADIAN IMPERIAL BANK OF
COMMERCE, as agent on behalf of the
Existing Lenders

Per: _______________________________________
Name:
Title:

Per: _______________________________________
Name:
Title:

[Signature Page to First Amending Agreement - Harvest Operations Corp.]

CITIBANK, N.A., CANADIAN BRANCH,
as New Lender

Per: _______________________________________
Name:
Title:

Per: _______________________________________
Name:
Title:

[Signature Page to First Amending Agreement - Harvest Operations Corp.]

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the above First Amending Agreement and (b) confirms and agrees that the Material Subsidiary Guarantee or KNOC Guarantee to which it is a party (and dated February 3, 2006 in the case of Breeze Resources Partnership, Hay River Partnership, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2, April 30, 2010 in the case of 1496965 Alberta Ltd., June 29, 2012 in the case of Ankor E&P Holdings Corporation and April 22, 2015 in the case of Korea National Oil Corporation) is and shall remain in full force and effect in all respects notwithstanding the above First Amending Agreement and the amendments therein contained and shall continue to exist and apply to all of the Harvest Lender Obligations (as defined in such Material Subsidiary Guarantees) and Guaranteed Obligations (as defined in the KNOC Guarantee), including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the above First Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of (a) the Material Subsidiary Guarantees including, without limitation, Article 5 thereof and (b) the KNOC Guarantee including, without limitation, Section 2.4 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the First Amending Agreement.

This Confirmation of Guarantees may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile, PDF email or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

1496965 ALBERTA LTD.	ANKOR E&P HOLDINGS
CORPORATION

Per: _______________________________________	Per: _______________________________________
Name:	Name:
Title:	Title:

1496965 ALBERTA LTD., in its capacity as	1496965 ALBERTA LTD., in its capacity as
trustee of HARVEST BREEZE TRUST NO.	trustee of HARVEST BREEZE TRUST NO.
2, in its capacity as managing partner of	2, in its capacity as managing partner of
BREEZE RESOURCES PARTNERSHIP	HAY RIVER PARTNERSHIP
Per: _______________________________________	Per: _______________________________________
Name:	Name:
Title:	Title:

1496965 ALBERTA LTD., in its capacity as	1496965 ALBERTA LTD., in its capacity as
trustee of HARVEST BREEZE TRUST	trustee of HARVEST BREEZE TRUST
NO. 1	NO. 2
Per: _______________________________________	Per: _______________________________________
Name:	Name:
Title:	Title:

KOREA NATIONAL OIL CORPORATION

Per: _______________________________________
Name:
Title:

[Signature Page to Confirmation of Guarantees - Harvest Operations Corp.]

EXHIBIT "A"

SCHEDULE B
TO THE HARVEST OPERATIONS CORP. SECOND AMENDED AND RESTATED
AGREEMENT DATED APRIL 22, 2015

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

Individual
Commitment
Lender	Amount (Cdn. $)

Canadian Imperial Bank of Commerce	$ 225,000,000

HSBC Bank Canada	$ 175,000,000

Bank of America, N.A., Canada Branch	$ 125,000,000

National Bank of Canada	$ 125,000,000

The Bank of Nova Scotia	$ 120,000,000

Sumitomo Mitsui Banking Corporation of Canada	$ 70,000,000

Citibank, N.A., Canadian branch	$ 60,000,000

Barclays Bank PLC	$ 50,000,000

JPMorgan Chase Bank, N.A.	$ 50,000,000

Aggregate Commitment Amount:	$ 1,000,000,000